SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F      X           Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                  No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE
EXHIBIT INDEX
EX-99.1 Announcement Dated October 2, 2003
EX-99.2 Announcement Dated October 3, 2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated October 2, 2003 and published in the newspapers in Hong Kong on October 3, 2003, announcing that the registered office of the Registrant has been relocated to Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from October 1, 2003; and
Exhibit 99.2:	an announcement dated October 3, 2003 and published in the newspapers in Hong Kong on October 6, 2003, announcing that certain directors of the Registrant have entered into a conditional agreement with Citigroup with respect to the placing of an aggregate of 113,640,000 ordinary shares of the Registrant (representing approximately 3.10% of the issued share capital of the Registrant), the completion of which is expected to take place on October 6, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: /s/ Xiaoan Wu

Name: Xiaoan Wu Title: Chairman

Date: October 6, 2003

EXHIBIT INDEX

Exhibit	Description

99.1:	an announcement dated October 2, 2003 and published in the newspapers in Hong Kong on October 3, 2003, announcing that the registered office of the Registrant has been relocated to Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from October 1, 2003.
99.2:	an announcement dated October 3, 2003 and published in the newspapers in Hong Kong on October 6, 2003, announcing that certain directors of the Registrant have entered into a conditional agreement with Citigroup with respect to the placing of an aggregate of 113,640,000 ordinary shares of the Registrant (representing approximately 3.10% of the issued share capital of the Registrant), the completion of which is expected to take place on October 6, 2003.